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                           October 27, 2022

       Yan Gao
       Vice President of Finance
       Qudian Inc.
       Tower A, AVIC Zijin Plaza
       Siming District, Xiamen
       Fujian Province 361000, People's Republic of China

                                                        Re: Qudian Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            Response dated
September 29, 2022
                                                            File No. 001-38230

       Dear Yan Gao:

              We have reviewed your September 29, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 18, 2022 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2021

       Note 7. Investment in equity method investee, page F-51

   1.                                                   We note your response
to comment 3 acknowledging the Company   s requirement to file
                                                        the separate financial
statements of SECO in accordance with Rule 3-09 of Regulation S-
                                                        X. Please file an
amendment to the Company   s Annual Report on Form 20-F to include
                                                        SECO   s audited
financial statements as required by Rule 3-09 of Regulation S-X.
   2. In addition to the comment above, we note your prior conclusions that your disclosure controls and procedures
were effective as of December 31, 2021 and 2020, as disclosed on page 189 of your 2021
Form 20-F, and page 179 of your 2020 Form 20-F, respectively.
                                                        Given the Company
failed to provide the required Rule 3-09 financial statements and 4-
 Yan Gao
Qudian Inc.
October 27, 2022
Page 2
         08(g) financial information of SECO within the appropriate time periods specified in the rules and forms of the Commission, tell us how you concluded that your disclosure controls and procedures were effective as of December 31, 2021 and 2020. To the extent you have revised your prior conclusions such that the disclosure controls and procedures were ineffective for each year, revise your disclosure to state the ineffective conclusion in connection with the filing of the amendments to Form 20-F for each year and why.
       You may contact Cara Lubit at (202) 551-5909 or Robert Klein at (202) 551-3847 if you
have any questions.



FirstName LastNameYan Gao                                       Sincerely,
Comapany NameQudian Inc.
                                                                Division of
Corporation Finance
October 27, 2022 Page 2                                         Office of
Finance
FirstName LastName